UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28907 / September 22, 2009

_____

In the Matter of   :
                                                                          :
JACKSON NATIONAL LIFE INSURANCE COMPANY, ET AL.   :
1 Corporate Way   :
Lansing, Michigan 48951   :
                                                                          :
(812-13584)   :
                                                                          :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), 22(c) and 27(i)(2)(A) of the
ACT AND RULE 22c-1 THEREUNDER

Jackson National Life Insurance Company ("Jackson National"), Jackson National
Separate Account - I ("JNL Separate Account"), and Jackson National Life Distributors
LLC (collectively, "Applicants") filed an application on October 9, 2008, and filed
amended applications on February 10, 2009, April 23, 2009, and August 26, 2009, for an
order under Section 6(c) of the Investment Company Act of 1940 ("Act"), granting
exemptions from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and
Rule 22c-1 thereunder, to the extent necessary to permit recapture, under specified
circumstances, of certain contract enhancements applied to purchase payments made under
deferred variable annuity contracts described in the application that Jackson National has
issued and will issue through the JNL Separate Account (the "Contracts"), as well as other
contracts that Jackson National may issue in the future through its existing or future separate
accounts that are substantially similar in all material respects to the Contracts. Applicants
also requested that the order extend to Affiliated Broker Dealers as defined in the
application and to any successors in interest to the Applicants.

A notice of the filing of the application was issued on August 27, 2009 (Investment
Company Act Release No. 28890). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the matter would be issued unless a
hearing should be ordered. No request for a hearing has been received, and the
Commission has not ordered a hearing.

The matter has been considered, and it is found that granting the requested exemptions is
appropriate in the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.   Accordingly,

IT IS ORDERED, pursuant to Section 6(c) of the Act, that the requested exemptions from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, for Jackson National Life Insurance Company, <u>et al</u>., (812-13584) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary